Exhibit 99.1

Pallinghurst Increases its Interest in Nouveau Monde to 21% – Showing Further Commitment to the Company

MONTRÉAL--(BUSINESS WIRE)--October 18, 2021--Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU) is pleased to announce that Pallinghurst Graphite International Limited (“Pallinghurst”), the holder of a secured convertible bond in the principal amount of C$15 million (the “Convertible Bond”), as announced in the press release dated July 15, 2020, has converted the full outstanding principal amount of the Convertible Bond to common shares of the Company. This decision further demonstrates Pallinghurst’s significant and continuing support for the Company and its ongoing project development initiatives, as it strives to become a key player in the sustainable energy revolution.

Importantly, all related security to secure the obligations of the Company under the Convertible Bond will be released and discharged, which will provide the Company with increased flexibility for its project financing initiatives, as it moves towards the next stage of development.

The Convertible Bond was converted in two tranches: 1,875,000 common shares were received by Pallinghurst on exercise of the first tranche and distributed by Pallinghurst to its investors, which include Messrs. Arne H Frandsen and Andrew Willis, who are directors of the Company. 5,625,000 common shares were subsequently issued to Pallinghurst in respect of conversion of the second tranche.

In addition, and pursuant to the terms of the Convertible Bond, the Company has elected to settle the accrued and unpaid interest owing under the Convertible Bond of C$1,900,463 by issuing an additional 220,471 common shares of the share capital of the Company (the “Interest Shares”) at C$8.62 per Interest Share, in accordance with the rules of the TSX Venture Exchange. Following the issuance of the Interest Shares, all amounts payable pursuant to the Convertible Bond will have been settled in full.

Following the exercise of the Convertible Bond, the distribution to Pallinghurst investors, and receipt of the Interest Shares, together with its existing holdings, Pallinghurst, together with its subsidiary will own 11,541,014 common shares of the Company representing approximately 21% of the issued and outstanding common shares of the Company.

Arne H Frandsen, Managing Partner and Co-Founder of The Pallinghurst Group said: “Pallinghurst is delighted to continue its support of Nouveau Monde and today’s announcement indicates our firm belief that Nouveau Monde is set to become a significant, fully integrated supplier of carbon-neutral battery anode material in the future. As the Company’s largest shareholder, Pallinghurst looks forward to continuing to work closely with management as we develop what is projected to be the Western World’s largest battery grade graphite operation, with best-in-class ESG credentials.”

Eric Desaulniers, Founder, President and CEO of Nouveau Monde added: “Developing a large-scale battery mining and transformation project is a journey that can only be achieved with long term investors like Pallinghurst who support and embrace our vision, while enhancing our business plan with their experience and execution discipline. The whole team at Nouveau Monde and myself are looking forward to our continuing collaboration with Pallinghurst as we work towards delivering our next exciting milestones in support of an anode material supply chain in America for the benefit of all of Nouveau Monde’s stakeholders.”

The payment of interest in the form of Interest Shares of the Company takes place in favor of Pallinghurst, a holder of more than 10% of the securities of the Company, which constitutes a “transaction with a related party” within the meaning of Regulation 61-101 on measures to protect minority holders during specific transactions (“Regulation 61-101”) and within the meaning of Policy 5.9 of the Stock Exchange - Measures to protect minority holders during specific transactions. However, the directors of the Company have determined that the exemptions from the official valuation obligation and the approval of minority holders, provided for in sections 5.5 a) and 5.7 1) a) of Regulation 61-101 respectively, may be invoked as neither the fair market value of the shares issued to this insider nor the fair market value of the consideration exceed 25% of the market capitalization of the Company. No director of the Company has expressed a contrary opinion or disagreement in connection with the foregoing.

The issuance of Interest Shares is conditional upon the approval of the TSX Venture Exchange and the New York Stock Exchange, and will be subject to a hold period of 4 months and one day.

A material change report relating to this transaction with a related party will be filed by Nouveau Monde no later than 21 days prior to the date on which the Interest Shares are expected to be issued as the conditions in connection with the issuance of the Interest Shares were not determined.

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability.
www.NMG.com

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the issuance of Interest Shares to Pallinghurst as settlement of debts owed, the continuity of Pallinghurst’s support, the Company’s goals and objectives, the Convertible Bond’s discharge and release, the Company’s financing optionality, Pallinghurst’s share ownership and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com